GRUPO TMM COMPANY CONTACT: Juan Fernandez, Finance Director and Treasurer (juan.fernandez@tmm.com.mx) 011-525-55-629-8778	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 203-247-2420 (brad.skinner@tmm.com.mx)	AT PROA STRUCTURA: Marco Provencio 011-525-55-629-8708 011-525-55-442-4948 (mp@proa.structura.com.mx)

GRUPO TMM, S.A. REPORTS FOURTH-QUARTER AND FULL-YEAR 2003 FINANCIAL RESULTS

•	Truck-to-Rail Conversion and New Customers Improve Revenue Mix

•	Fourth Quarter and Full Year Impacted By Continued Slowness in Automotive and Peso Devaluation

(Mexico City, February 26, 2004) – Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “ TMM”), a Latin American, multi-modal transportation and logistics company and owner of the controlling interest in Mexico’s busiest railway, TFM, reported revenues from consolidated operations of $229.5 million for the fourth quarter of 2003, compared to $229.3 million for the same period of 2002. Improved revenues were reported at Specialized Maritime, TexMex and Logistics. The Company continued to be negatively impacted in the fourth quarter by continued high inventory and reduced production in the auto sector, which affected revenues at TFM, Ports, and Logistics. Consolidated Company revenue and operating profit was negatively impacted during the fourth quarter by further devaluation of the peso. Peso devaluation was 10.0 percent quarter-over-quarter and 12.0 percent year-over-year. Consolidated operating profit increased 4.7 percent and was influenced by a number of factors, including $3.8 million in cost reduction at the railroad division in spite of $2.2 million, or 15.7 percent, increased fuel costs; $0.6 million in casualties and insurance; positive improvement in gross results at Specialized Maritime; and $2.2 million reduction in selling, general and administrative (SG&A) expense (without restructuring costs).

Revenues from consolidated operations for the full year of 2003 were $907.6 million compared to $917.7 million for the same period of 2002. Operating profit for the 12 months decreased 14.6 percent compared to the same period of 2002, due to a $14.1 million, or 27.4 percent, increase in fuel costs, significant declines in automobile exports and automotive parts imports, and $2.8 million for derailments during 2003. The reduction in the sector impacted automobile and intermodal segment revenues at TFM, which in turn affected car handling movements at the Logistics division and car warehousing activity at the Ports division. The slowdown in auto production affected Grupo TMM revenues at TFM, Logistics, and Ports by $42.1 million in revenue for the full year.

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The Company reported a net loss of $25.0 million, or $0.44 per share, in the fourth quarter, and a loss of $45.4 million, or $0.80 per share, for the full year. Net profit in the full-year period was impacted by extraordinary one-time charges, including, those in connection with the Value Added Tax (VAT) lawsuit totaling $23.7 million; exchange losses of $17.8 million; higher interest costs at TFM of $23.6 million associated with debt to finance the acquisition of additional shares of Grupo TFM in 2002; and $46.0 million associated with the declining value of deferred tax credits primarily due to peso devaluation. Finally the increased rate of accretion in TMM’s 2003 and 2006 notes, as per the agreement with its bondholders, negatively impacted the Company’s financial costs by an additional $4 million.

At TFM, the Company’s rail subsidiary, full-year revenue was negatively impacted by $39.1 million in declining automobile-related shipments due to the ongoing slowdown in automobile exports, affecting the auto and intermodal groups, and by continued peso devaluation of 10.0 percent for the quarter and 12.0 percent for the full year. Revenue declined at TFM in the fourth quarter by 2.5 percent over the prior-year period.

While the rail division (including TFM and TexMex) reported full-year revenues of $13.6 million less than the prior year, TFM produced significant truck-to-rail conversion revenue of $54.0 million in all rail product lines. Truck-to-rail conversion accounted for $87.0 million in revenue improvement during 2002 and 2003. Exclusive of the revenue from truck-to-rail conversion, revenue for the rail division would have been reduced by $67.0 million in 2003, $37.0 million associated with exchange rate devaluations and $29.0 million due to reduced volume in all industrial segments. Revenue growth in all segments except auto and intermodal, which is affected by auto, was 4.1 percent in 2003. Operating profit was impacted in 2003 by the reduced revenue in the automotive segment and increased fuel cost of $13.8 million.

In 2004, the rail division forecasts revenue growth of 10.0 percent and EBITDA growth of 15 percent. Chemical transload, agricultural cross-dock facilities and new intermodal terminals are now fully operational. Additionally, TFM anticipates in 2004 improved revenues from continued truck-to-rail conversion, expansion of domestic auto distribution, auto parts expansion, and growth in NAFTA. The Company also expects the automobile sector to begin to produce growth by the end of 2004. Mario Mohar, president of TFM and TexMex, said, “We are seeing improvement in most segments, and we believe that our lower cost base coupled with improved materials handling and efficient production positions us for improvement in results in 2004.”

At Specialized Maritime fourth quarter revenue improvement over the prior-year period was associated with additional off-shore supply ship vessel contracts. Gross profit and operating profit for the division improved, increasing operating margin by 9.5 percentage points due to additional supply ship contracts and the addition of a parcel tanker in November 2003. Chemical parcel tanker revenue improved 43.2 percent, or $2.3 million, quarter-over-quarter, and by 30.6 percent, or $6.0 million, year-over-year.

TMM’s Logistics division’s revenues increased 10.0 percent in the fourth quarter compared to the same period of 2002 due to expanding truck distribution contracts with Wal Mart, Jumex and Unilever, with line feeding and for drayage activity associated with intermodal RoadRailer™. Revenues in the container repair and maintenance business continued to grow with expansion associated with CP Ships at a new operation in Ensenada. Intermodal terminal and outsourced facilities experienced continued sluggish automobile handling in the fourth quarter and full year, thus impacting results.

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In the Ports and Terminals division, revenue, gross profit and operating profit decreased during the fourth quarter of 2003 primarily due to reduced passenger activity at Acapulco (14,600 passengers as a consequence of dry docking of a Princess Lines vessel, which impacted itineraries), and decreased automobile handling (2,700 units caused by a plant closing in Chile).

Javier Segovia, president of Grupo TMM said, “We continue to believe Grupo TMM’s overall operations will benefit from increasing trade volumes and accelerated economic activity between NAFTA countries. Resolution of our strategic issues, namely the pending arbitration between KCS and Grupo TMM, the restructuring of our debt, and the favorable resolution of TFM’s VAT lawsuit, should produce a new platform for a stronger Company with greater flexibility.

“In the last two quarters, we have seen strengthening results from all of our operations despite the continued sluggishness of the automotive sector. We believe growth is steadily returning to the NAFTA corridor, and we remain well-positioned through our assets to take advantage of that growth. Higher fuel costs, peso devaluation and costs associated with the VAT lawsuit continue to impact our net results.

“With a stronger foundation and improved revenue mix, we expect 2004 to be an exciting year for all of TMM’s businesses and are confident that our rail, port, specialized maritime, trucking, and logistics businesses will build profitability in the near and long terms.”

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DIVISIONAL RESULTS (Under Continuing Operations)

Fourth Quarter 2003

	Railroad	Ports	Specialized Maritime	Logistics	Others	Total

Revenue	175,163	5,354	31,339	22,516	(4,843)	229,529

Costs	141,901	4,194	26,306	20,292	(4,839)	187,854

Gross Result	33,262	1,160	5,033	2,224	(4)	41,675

Gross Margin	19.0%	21.7%	16.1%	9.9%	(0.1%)	18.2%

SG & A (Estimate)	1,158	913	1,685	1,304	3,968	9,029

Operating Results	32,104	247	3,348	920	(3,972)	32,646

Operating Margin	18.3%	4.6%	10.7%	4.1%	(82.0%)	14.2%

Fourth Quarter 2002

	Railroad	Ports	Specialized Maritime	Logistics	Others	Total

Revenue	179,738	6,030	28,223	20,464	(5,162)	229,293

Costs	145,754	4,445	24,812	17,641	(5,884)	186,768

Gross Result	33,984	1,585	3,411	2,823	722	42,525

Gross Margin	18.9%	26.3%	12.1%	13.8%	14.0%	18.5%

SG & A (Estimate)	1,030	723	3,059	1,832	4,694	11,339

Operating Results	32,954	862	352	991	(3,972)	31,186

Operating Margin	18.3%	14.3%	1.2%	4.8%	(77.0%)	13.6%

Full Year 2003

	Railroad	Ports	Specialized Maritime	Logistics	Others	Total

Revenue	698,528	21,344	116,000	89,761	(18,079)	907,554

Costs	562,164	17,081	98,853	80,496	(18,229)	740,365

Gross Result	136,364	4,263	17,147	9,265	150	167,189

Gross Margin	19.5%	20.0%	14.8%	10.3%	0.8%	18.4%

SG & A (Estimate)	4,358	3,076	9,032	4,553	16,199	37,218

Operating Results	132,006	1,187	8,115	4,712	(16,049)	129,971

Operating Margin	18.9%	5.6%	7.0%	5.2%	(88.8%)	14.3%

Full Year 2002

	Railroad	Ports	Specialized Maritime	Logistics	Others	Total

Revenue	712,140	21,165	123,214	79,057	(17,906)	917,670

Costs	554,983	17,122	104,322	69,213	(20,429)	725,211

Gross Result	157,157	4,043	18,892	9,844	2,523	192,459

Gross Margin	22.1%	19.1%	15.3%	12.5%	14.1%	21.0%

SG & A (Estimate)	3,839	2,369	10,198	5,818	17,990	40,214

Operating Results	153,318	1,674	8,694	4,026	(15,467)	152,245

Operating Margin	21.5%	7.9%	7.1%	5.1%	(86.4%)	16.6%

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ARBITRATION PROCEEDINGS

As announced previously, on October 22, 2003, a Delaware Court granted a preliminary injunction requiring Kansas City Southern (KCS) and Grupo TMM continue to abide by the terms of an acquisition agreement for Grupo TFM announced on April 22, 2003, pending arbitration of the propriety of TMM´s termination of that agreement. The parties to the arbitration have completed their respective presentations to a three-member panel, and arbitrators requested presentation of final documents related to this process by February 19. TMM believes all relevant arguments were presented and anticipates a ruling in the near future.

LIQUIDITY AND DEBT PROFILE

On December 18, 2003, the Company announced it had reached an agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing approximately 43 percent of its 9½ percent Senior Notes due 2003 and its 10¼ percent Senior Notes due 2006 (Existing Notes). The law firm of Akin, Gump, Strauss, Hauer & Feld LLP, and the financial advisory firm of Houlihan Lokey Howard & Zukin have been retained to represent the bondholder committee. The restructuring will be accomplished through a registered exchange offer of new senior secured notes (New Secured Notes) for the Existing Notes, together with a consent solicitation and prepackaged plan solicitation. TMM submitted a Report on Form 6-K to the U.S. Securities and Exchange Commission (SEC), which included the Term Sheet for the New Secured Notes and the restructuring.

On January 12 the Company announced it had received voting agreements executed by holders of approximately 64 percent of the aggregate outstanding principal amount of Existing Notes. As a result, the Company is proceeding with the restructuring on the terms set forth in the voting agreements. The company filed a registration statement with the SEC on January 27 with respect to an exchange offer to implement the restructuring as provided in the voting agreement.

On December 29, 2003, the Company closed an additional $25 million of certificates under its receivables securitization program, which, at December 31, 2003, was a total of $76.3 million in outstanding certificates. The additional certificates have the same terms and conditions as the existing certificates originally issued on August 19, 2003, and require monthly amortization of principal and interest and mature in three years.

During the fourth quarter of 2003, TFM failed to meet certain financial covenant ratios under its Term Loan Facility and its Commercial Paper Program. TFM is currently negotiating amendments to each of the above mentioned credit agreements with its lenders, which would retroactively amend the covenants and would effectively cure the defaults. TFM is also in the process of refinancing its Commercial Paper Program to extend the termination date to 2006.

VAT LAWSUIT

In early November 2003, the Fourth Federal Court of the First Circuit (“Federal Court”) found no merit to the requested review that the Office of the Tax Attorney of the Mexican Government had filed, regarding the favorable resolution of the Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”) order to issue a Special VAT Certificate for $2,111,111,790.00 pesos, indexed with inflation and adjusted with fiscal interest rates, re-affirming the rights of the Company. On January 19 the Mexican Treasury delivered a Special VAT Certificate in the name of TFM for the consolidated historical claimed amount of $2,111,111,790.00 pesos.

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The delivery of that certificate incorrectly complied with the Fiscal Court’s resolution, as the certificate did not reflect adjustments for inflation and interest, and TFM subsequently presented a complaint before the upper chamber of the Fiscal Court, which is pending resolution.

Additionally, only one day after delivering the Special VAT Certificate, and as a part of a fiscal audit to the books of 1997 (conducted for the second time), the “Servicio de Administración Tributaria (“SAT” or “Tax Administrative Entity”) issued a preliminary summation finding of their visit.

In the preliminary summation finding, the SAT noted that the Company, “…wrongfully declared a VAT receivable for $2,111,111,790.00 Pesos, which in our opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal…” and as a result, the VAT cannot be credited. Additionally, the SAT stated that the Mexican Treasury informed them that they had issued the aforementioned Special Certificate in the name of the Company, thus “…the Special VAT Certificate received by the visited company is not valid and the SAT made a provisional attachment to the Special Vat Certificate...” As of today, no tax liability has been levied against TFM, as the final summary of the audit is still pending.

TFM believes the provisional attachment of the Special VAT Certificate is a violation of its constitutional guarantees, and as a result, TFM requested an injunction (“amparo case”), which has been admitted. A constitutional hearing will be held in early March.

In order to discredit the statements included in the preliminary audit summary, TFM presented a document stating to the SAT that the acquisition documents that the Company has in its possession do comply with fiscal requirements, and that if the SAT were to require additional information, they should request such documents from the selling authority.

Finally, in the event the SAT does not accept the Company’s arguments, the SAT will notify the Company of its determination and may request payment of tax liabilities, which the company would dispute through every available legal means. TFM firmly believes its position is correct and it possesses adequate defenses and other rights granted by the agreements related to the privatization that will permit TFM to prevail.

GRUPO TFM PUT

In 2003, Grupo TFM requested a federal judge in Mexico to provide interpretation of the Purchase-Sale Agreement of TFM’s common stock, requesting adherence to the specific process provided in the Agreement and its Amendments, which should commence with an Initial Public Offering (“IPO”) of TFM’s shares into the public markets for the exercising of Grupo TFM’s call and the Mexican government’s Put option for the 20 percent equity interest in TFM it retains.

Given that none of the steps of this process had been completed, because the real value of the shares of TFM owned by the government could not be determined since TFM had not received reimbursement of a Value Added Tax, although ordered by the Mexican Fiscal Court on August 13, there could be no condition that applies in order for the Mexican government to request that Grupo TFM acquire the equity stake held at TFM by the government.

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Grupo TFM also asked for and received from a federal judge an injunction, which blocks the government from exercising its Put option.

Grupo TFM acknowledges its commitment to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its desire to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed.

TMM’s management will discuss earnings and provide a corporate update on Friday, February 27 at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-218-0204 (domestic) or 303-262-2190 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 19836. The company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through March 5 at 11:59 p.m. EST, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 567334. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 19836.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit Grupo TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Financial tables to follow....

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Grupo TMM Add 7

Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Income (Restated) - millions of dollars -

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Revenue from freight and services	229.529	229.293	907.554	917.670

Cost & expenses of operation	(164.632)	(163.309)	(647.897)	(633.746)

Depreciation & amortization of vessels and operating equipment	(23.222)	(23.459)	(92.468)	(91.465)

	41.675	42.525	167.189	192.459

Administrative expenses	(8.629)	(10.814)	(34.040)	(39.165)

Corporate restructuring expenses	(0.400)	(0.525)	(3.178)	(1.049)

Operating income	32.646	31.186	129.971	152.245

Financial (expenses) income - Net	(44.399)	(45.599)	(170.160)	(156.756)

Exchange (Loss) gain - Net	(5.121)	(5.674)	(17.768)	(19.584)

	(49.520)	(51.273)	(187.928)	(176.340)

Other (expense) income - Net	(3.778)	7.225	21.205	(14.023)

Loss before taxes	(20.652)	(12.862)	(36.752)	(38.118)

Provision for taxes	(10.189)	(12.477)	(45.981)	(9.285)

Loss before minority interest	(30.841)	(25.339)	(82.733)	(47.403)

Minority interest	5.821	16.467	37.304	4.795

Loss - Net	(25.020)	(8.872)	(45.429)	(42.608)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Loss earnings per share (dollars / share)	(0.44)	(0.16)	(0.80)	(0.75)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Loss earnings per share (dollars / share)	(0.44)	(0.16)	(0.80)	(0.75)

*	Prepared in accordance with International Accounting Standards.

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

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Grupo TMM, S.A. and subsidiaries * Consolidated Balance Sheet (Restated) - millions of dollars -

	December 31, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	67.104	61.855

Accounts receivable
Accounts receivable - Net	140.244	129.263

Other accounts receivable	129.098	159.935

Prepaid expenses and others current assets	35.974	38.873

Total discontinued current assets	0.000	61.780

Total current assets	372.420	451.706

Property, machinery and equipment - Net	1,887.593	1,918.473

Other assets	117.418	125.693

Deferred taxes	163.208	198.815

Total discontinued non-current assets	0.000	67.628

Total assets	2,540.639	2,762.315

Current liabilities:
Bank loans and current maturities of long-term liabilities	500.895	224.885

Suppliers	89.883	78.155

Other accounts payable and accrued expenses	206.576	213.683

Total discontinued current liabilities	0.000	6.762

Total current liabilities	797.354	523.485

Long-term liabilities:
Bank loans and other obligations	847.548	1,206.828

Other long-term liabilities	126.324	119.930

Total discontinued long-term liabilities	0.000	6.740

Total long-term liabilities	973.872	1,333.498

Total Liabilities	1,771.226	1,856.983

Minority interest	674.992	719.715

Discontinued minority interest	0.000	45.767

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	(8.980)	36.449

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholder’s equity	94.421	139.850

Total liabilities and stockholders’ equity	2,540.639	2,762.315

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

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Grupo TMM, S.A. and subsidiaries * Consolidated Statement of Cash Flow (Restated) - millions of dollars -

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Cash flow from operation activities:
Loss - Net	(25.020)	(8.872)	(45.429)	(42.608)

Charges (credits) to income not affecting resources:
Depreciation & amortization	26.452	24.010	108.284	111.031

Minority interest	(5.821)	(16.467)	(37.304)	14.834

Deferred income taxes	(23.461)	13.488	9.992	9.020

Other non-cash items	19.645	13.394	(24.593)	15.638

Total non-cash items	16.815	34.425	56.379	150.523

Changes in assets & liabilities	34.526	(12.616)	34.288	(8.244)

Total adjustments	51.341	21.809	90.667	142.279

Net cash provided (used in) by operating activities	26.321	12.937	45.238	99.671

Cash flow from investing activities:
Proceeds from sales of assets (net)	1.258	2.341	8.512	4.205

Payments for purchases of assets	(17.947)	(41.931)	(71.622)	(303.098)

Sale of subsidiaries, net of cash sold			0.640

Proceeds from discontinued business (net)	0.288		128.053

Dividends paid to minority partners			(8.000)	(2.751)

Dividends from non-consolidated subsidiaries				1.173

Net cash (used in) provided by investment activities	(16.401)	(39.590)	57.583	(300.471)

Cash flow provided by financing activities:

Short-term borrowings (net)	31.341	(22.965)	13.251	18.166

Principal payments under capital lease obligations	(0.022)	0.254	(0.833)	(0.074)

(Repurchase) sale of accounts receivable (net)	22.300	63.882	(10.419)	61.719

Repayment of long-term debt	(10.247)	(0.247)	(86.276)	(340.989)

Proceeds from issuance of long-term debt	(30.000)			427.327

(Paid) Proceeds from convertible notes		(9.603)	(13.295)	13.295

Net cash (used in) provided by financing activities	13.372	31.321	(97.572)	179.444

Net increase (decrease) in cash	23.292	4.668	5.249	(21.356)

Cash and cash equivalents at beginning of the period	43.812	57.187	61.855	83.211

Cash and cash equivalents at end of the period	67.104	61.855	67.104	61.855

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

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Grupo TMM Add 10

Grupo TMM, S.A. and subsidiaries Statement of Income (Restated without Railroad) - millions of dollars -

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Revenue from freight and services	59.218	54.625	227.126	236.549

Cost of freight and services	(49.183)	(44.043)	(189.025)	(192.815)

Depreciation of vessels and operating equipment	(1.617)	(2.721)	(7.272)	(9.602)

	8.418	7.861	30.829	34.132

Administrative expenses	(7.471)	(9.785)	(29.682)	(36.500)

Corporate restructuring expenses	(0.400)	(0.525)	(3.178)	(1.049)

Operating Income (loss)	0.547	(2.449)	(2.031)	(3.417)

Financial (expenses) income - Net	(16.671)	(17.156)	(59.028)	(60.013)

Exchange (loss) gain - Net	(1.546)	(2.660)	(4.073)	(2.173)

	(18.217)	(19.816)	(63.101)	(62.186)

Other Income (expenses) - Net	3.592	20.641	53.678	7.631

Loss before taxes	(14.078)	(1.624)	(11.454)	(57.972)

(Provision) benefit for taxes	(7.108)	(1.603)	(5.120)	20.932

Loss before minority interest	(21.186)	(3.227)	(16.574)	(37.040)

Minority interest	0.175	3.358	(1.766)	0.552

Net (loss) income before results for investment in TFM	(21.011)	0.131	(18.340)	(36.488)

Interest in TFM	(4.009)	(9.003)	(27.089)	(6.120)

Loss - Net	(25.020)	(8.872)	(45.429)	(42.608)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Loss earnings per share (dollars / share)	(0.44)	(0.16)	(0.80)	(0.75)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Loss earnings per share (dollars / share)	(0.44)	(0.16)	(0.80)	(0.75)

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

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Grupo TMM Add 11

Grupo TMM, S.A. and subsidiaries * Balance Sheet (Restated without Railroad) - millions of dollars -

	December 31, 2003	December 31, 2002

Current assets:
Cash and cash equivalents	63.506	31.607

Accounts receivable
Accounts receivable - Net	34.509	36.556

Other accounts receivable	43.068	56.111

Prepaid expenses and others current assets	6.589	6.409

Total discontinued current assets	0.000	61.780

Total current assets	147.672	192.463

Property, machinery and equipment - Net	80.944	93.618

Investment in GTFM	358.371	386.165

Other assets	56.376	45.638

Deferred taxes	92.370	97.843

Total discontinued non-current assets	0.000	67.628

Total assets	735.733	883.355

Current liabilities:
Bank loans and current maturities of long term liabilities	378.957	206.332

Suppliers	15.295	15.439

Other accounts payable and accrued expenses	117.601	155.243

Total discontinued current liabilities	0.000	6.762

Total current liabilities	511.853	383.776

Long-term liabilities:

Bank loans and other obligations	1.470	202.276

Other long-term liabilities	92.600	63.896

Total discontinued long-term liabilities	0.000	6.740

Total long-term liabilities	94.070	272.912

Total Liabilities	605.923	656.688

Minority interest	35.389	41.050

Discontinued minority interest	0.000	45.767

Stockholders’ equity
Common stock	121.158	121.158

Retained earnings	(8.980)	36.449

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholder’s equity	94.421	139.850

Total liabilities and stockholders’ equity	735.733	883.355

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

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Grupo TMM Add 12

Grupo TMM, S.A. and subsidiaries * Statement of Cash Flow (Restated without Railroad) - millions of dollars -

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Cash flow from operation activities:
(Loss) income - Net	(25.020)	(8.872)	(45.429)	(42.608)

Charges (credits) to income not affecting resources:
Depreciation & amortization	3.243	7.298	16.674	24.045

Interest in TFM	4.009	9.003	27.089	6.120

Minority interest	(0.175)	(3.358)	1.766	(0.552)

Deferred income taxes	(15.815)	2.614	(20.142)	(21.197)

Other non-cash items	19.853	4.970	(28.992)	11.741

Total non-cash items	11.115	20.527	(3.605)	20.157

Changes in assets & liabilities	22.392	(37.893)	3.348	5.516

Total adjustments	33.507	(17.366)	(0.257)	25.673

Net cash provided (used in) by operating activities	8.487	(26.238)	(45.686)	(16.935)

Cash flow from investing activities:
Proceeds from sales of assets (Net)	0.641	2.668	7.570	3.588

Payments for purchases of assets	(4.712)	(0.746)	(8.393)	(16.068)

Sale of subsidiary, net of cash sold	0.288	2.912	0.928	14.908

Proceeds from discontinued business (Net)			127.765

Dividends paid to minority partners			(8.000)	(2.751)

Dividends from non-consolidated subsidiaries				1.173

Net cash (used in) provided by investment activities	(3.783)	4.834	119.870	0.850

Cash flow provided by financing activities:
Short-term borrowings (Net)	1.341	(22.965)	(16.749)	(56.736)

Principal payments under capital lease obligations	(0.022)	(0.020)	(0.833)	(0.074)

(Repurchase) sale of accounts receivable (Net)	22.300	63.882	(10.419)	61.719

Repayment of long-term debt	(0.247)	(0.247)	(0.989)	(0.989)

(Paid) Proceeds from convertible notes		(9.603)	(13.295)	13.295

Net cash (used in) provided by financing activities	23.372	31.047	(42.285)	17.215

Net increase (decrease) in cash	28.076	9.643	31.899	1.130

Cash at beginning of period	35.430	21.964	31.607	30.477

Cash at end of period	63.506	31.607	63.506	31.607

*	Prepared in accordance with International Accounting Standards

Note: In accordance with International Accounting Standards # 35 (IAS 35) “Discontinuing Operations” Grupo TMM, S. A. will show the effect of the applications of our Financial Statement.

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